Mail Stop 3561

	December 28, 2007

Via Fax & U.S. Mail

Mr. Blake S. Tohana
Chief Financial Officer
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

       Re:   Magna Entertainment Corp.
               Form 10-K for the year ended December 31, 2006
               Filed March 15, 2007
               File No. 000-30578

Dear Mr. Tohana:

       We have reviewed your response letter dated October 24,
2007
and your subsequent periodic filings and have the following comments.
Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your ompliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label
"corresp" with a copy to
the staff. Please respond within ten (10) business days.


Mr. Blake S. Tohana
Magna Entertainment Corp.
December 28, 2007
Page 2

Reports on Form 8-K filed September 10, 2007 and September 17,
2007
Quarterly Report on Form 10-Q for the Quarter ended September 30,
2007
Note 7. Assets Held for Sale

We have reviewed your response to our prior comment number 3 and the disclosures that have been provided in Note 7 to your Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. However we continue to have concern with respect to the treatment and classification of certain assets to be disposed of as part of the debt elimination plan approved by the Company`s board of directors on
September 12, 2007. Although we note from your disclosures in Notes
7(a) and (b) that certain real estate properties that will be disposed of have been classified as assets held for sale at September
30, 2007, we also note that various real estate properties and other interests that the Company plans to dispose of as part of its debt elimination plan as discussed in Note 7(c), continue to be classified as assets to be held and used, because all of the criteria to classify the assets as held for sale, or the operations as discontinued operations, have not been met. With regards to these assets, asset groups and other interests, please address the following:

* Please tell us and explain in future filings why the assets that you intend to sell as discussed in Note 7(c) have not been classified as assets held for sale in your Quarterly Report on Form 10-Q for the
Quarter ended September 30, 2007. As part of your response and your revised disclosure, explain in detail your basis for your conclusions that these assets should not be classified as held for sale at September 30, 2007, including the criteria for such classification which have not been met at this date.

* Please explain why the change in strategy with respect to the assets and properties that will be sold or disposed of as part of the debt elimination plan has not resulted in any required impairment charges in your interim financial statements for the three and nine months ended September 30, 2007.

We may have further comment upon receipt of your response.



                                  ********






Mr. Blake S. Tohana
Magna Entertainment Corp.
December 28, 2007
Page 3

       You may contact Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters.
Please
contact me at (202)551-3813 with any other questions.



	Sincerely,




Linda Cvrkel
                                                		 Branch
Chief